# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANTRONIX INC, CIK 0001114925
CUSIP: 516548203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 48 DISCOVERY, SUITE 250, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002107807

## Reporting persons
- STRIDER CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 2,552,359; shared dispositive power 0; aggregate amount beneficially owned 2,552,359 (5.5% of the class)

## Item 1. Issuer
Name of issuer: LANTRONIX INC
Address of issuer's principal executive offices: 48 DISCOVERY, SUITE 250, IRVINE, CALIFORNIA, 92618.

## Item 2. Person Filing
Name of person filing: Strider Capital LLC
Address of principal business office or, if none, residence: 15 Bridge Road, Kentfield CA 94904
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,552,359
Percent of class: 5.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,552,359
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held in separately managed accounts of advisory clients of Strider Capital LLC. Those clients have the right to receive dividends from, and the proceeds from the sale of, the securities held in their respective accounts. To the knowledge of the reporting person, no single client has such right with respect to more than five percent of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STRIDER CAPITAL, LLC: Brent Bogart, Chief Operating Officer (09/28/2026)